14046263

SECURI[...]ION

SEC Mail Processing Section
FEB 26 2014
Washington DC
404

KH 3/10

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alyssa LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Seventh Avenue, 41st floor
(No. and Street)

New York	NY	10106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lori Schumann 212-863-2336
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Ave, Suite 303	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[handwritten initials] 3/21/14

OATH OR AFFIRMATION

I, Marcel Giacometti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alyssa LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANINE DILJOHN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DI6202317
Qualified in New York County
My Commission Expires July 02, 2017

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alyssa LLC
Financial Statements
December 31, 2013

Alyssa LLC
Index to Financial Statements
December 31, 2013

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions

Partners:

Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

Independent Auditor's Report

To the Member
of Alyssa LLC
New York, NY

We have audited the accompanying financial statements of Alyssa LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

90 Grove Street, Suite 101 Ridgefield, CT 06877 203-438-0161
51 Locust Ave, Suite 303 New Canaan, CT 06840 203-972-5191

fax: 203-431-3570
www.reynoldsrowella.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alyssa LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 24, 2014

Alyssa LLC
Statement of Financial Condition
As of December 31, 2013

Assets		
Cash	$	4,672
Investments at fair value, (Cost 24,518)		32,044
Accounts receivable		30,000
Prepaid expenses		610
Total Assets	$	67,326
Liabilities		
Accounts payable	$	10,604
Due to broker		2,928
Total Liabilities		13,532
Commitments and Contingencies		
Member's Equity		53,794
Total Liabilities and Member's Equity	$	67,326

See accompanying notes to the financial statements.

Alyssa LLC
Statement of Operations
For the Year Ended December 31, 2013

Revenues and Investment Income	
Management and investment advisory fees	$ 83,744
Unrealized gain on investments	6,237
Dividend and interest income	1,605
Total Revenues and Investment Income	91,586
Operating Expenses	
Commission expense	38,140
Professional fees	31,595
Administrative	6,000
Dues and subscriptions	4,810
Other	2,413
Interest expense	128
Total Operating Expenses	83,086
Net Income	$ 8,500

See accompanying notes to the financial statements.

Alyssa LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

Beginning Member's Equity, January 1, 2013	$	45,294
Net income		8,500
Ending Member's Equity, December 31, 2013	$	53,794

See accompanying notes to the financial statements.

Alyssa LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Operating Activities	
Net income	$ 8,500
Adjustments to reconcile net income to net cash used by operating activities:	
Unrealized gain on investments	(6,237)
Changes in operating assets and liabilities:	
Accounts receivable	(30,000)
Prepaid expenses	390
Accounts payable	6,229
Due to broker	2,928
Net Cash Used by Operating Activities	(18,190)
Net Change in Cash for the Period	(18,190)
Cash, Beginning of Year	22,862
Cash, End of Year	$ 4,672

See accompanying notes to the financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Alyssa LLC (the "Company") is a Delaware limited liability company which was organized on July 6, 1999. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company acts as a placement agent and offers other financial services in identifying and assisting investors with investing in alternative investment funds or any other investments managed by firms in the United States of America and/or other countries.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the member. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. The Company's 2010 through 2013 tax years are open for examination by the U.S. federal, state or local tax authorities.

Revenue Recognition

The Company recognizes management and advisory fees as earned which is generally on a monthly basis.

The Company records gains and losses on sales of securities on the trade date. Dividend and interest income is recognized when earned.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Common Stocks

The fair value of equity securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers. Investments are used for trading purposes. Gains and losses are recorded in earnings.

2. Related Party Transactions

On May 1, 2009 the Company entered into a one year, renewable, administrative and other services agreement (the "Agreement") with Auda U.S. LLC ("Auda"), a former member of Alyssa LLC and current employer of the Company's President.

The key terms of the Agreement are as follows:

- Auda will make available all office space, including reasonable use of conference rooms;
- Auda will supply all furniture, equipment, supplies and fixtures used by the Company in the office;
- Auda will furnish, without specific charge, telephone and other communication equipment in the office;
- Auda will furnish receptionist, clerical, filing and other administrative services in the office;
- Auda will provide computer systems access with its back-up system and emergency plans.

The Agreement automatically renews after one year unless either party terminates in writing 60 days before the annual renewal date. The fees for these services are based on the Company's usage and reviewed quarterly by Auda and the Company. The Company was charged $6,000 in fees for the above described services for the year ended December 31, 2013. $1,500 relating to the Agreement remained outstanding as of December 31, 2013 and is included in accounts payable.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2013, the Company's net capital balance as defined by SEC Rule 15c3-1 was $18,377, which exceeded the minimum requirement of $5,000. At December 31, 2013, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.74 to 1.0.

4. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers through one or more bank accounts, each designated as a "Special Account for the Exclusive Benefit of Customers of the Company."

5. Fair Value of Financial Instruments

The assets and liabilities that are measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Trading Securities:				
Common Stock	$ 32,044	$ -	$ -	$ 32,044
Total investments at fair value	$ 32,044	$ -	$ -	$ 32,044

The Company's common stocks are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets.

6. Commitments and Contingencies

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position or operations of the Company.

Supplementary Information

Alyssa LLC
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2013

Total Ownership Equity Qualified for Net Capital	$ 53,794
Deductions and/or charges for non-allowable assets:	
Accounts Receivable	(30,000)
Prepaid expenses	(610)
Haircuts on other securities	(4,807)
Net Capital	18,377
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	5,000
Excess net capital	$ 13,377
Excess net capital at 1,000 percent	$ 12,377

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013)

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 21,969
Accrued accounting, legal, and other professional fees	(3,592)
Net capital as reported in the Company's Part II amended Focus Report	$ 18,377

Alyssa LLC
Schedule II: Computation of Aggregate Indebtedness
As of December 31, 2013

Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	13,532
Total Aggregate Indebtedness	$	13,532
Ratio: Aggregate indebtedness to net capital		0.74 to 1.0

Alyssa LLC
Schedule III: Computation of Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Pursuant to SEC rule 15c-3-3

The Company claims exemption from the requirements of SEC Rule 15c3-3 under k(2)(i) of the rule as it does not hold customer funds or securities.

Alyssa LLC

Independent Auditor's Report
On Internal Controls
Pursuant to SEC Rule 17a-5(g)(1)

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions

Partners:
Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

Independent Auditor's Report on Internal Control Pursuant to SEC Rule 17A-5(g)(1)

To the Member of
Alyssa LLC
New York, NY

In planning and performing our audit of the financial statements of Alyssa LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

90 Grove Street, Suite 101 Ridgefield, CT 06877 203-438-0161
51 Locust Ave, Suite 303 New Canaan, CT 06840 203-972-5191
fax: 203-431-3570
www.reynoldsrowella.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 24, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052113 FINRA DEC
ALYSSA LLC 7*7
ATTN: LORI SCHUMANN
888 7TH AVE 41ST FL
NEW YORK NY 10106-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lori Schumann (212.863.2336)

2. A. General Assessment (item 2e from page 2) $ 21.25

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied (150—)

D. Assessment balance due or (overpayment) (128.75)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ (128.75)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $((128.75))

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alyssa LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 25 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 91,586
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		Ø
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		82,957
(Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 129	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ Ø	
Enter the greater of line (i) or (ii)		129
Total deductions		83,086
2d. SIPC Net Operating Revenues		$ 8,500
2e. General Assessment @ .0025		$ 21.25
		(to page 1, line 2.A.)

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052113 FINRA DEC
ALYSSA LLC 7*7
ATTN: LORI SCHUMANN
888 7TH AVE 41ST FL
NEW YORK NY 10106-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lori Schumann (212.863.2336)

2. A. General Assessment (item 2e from page 2) $ 21.25

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied (150—)

D. Assessment balance due or (overpayment) (128.75)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ (128.75)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $((128.75))

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alyssa LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 25 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 91,586
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	82,957
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 129	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	129
Total deductions	83,086
2d. SIPC Net Operating Revenues	$ 8,500
2e. General Assessment @ .0025	$ 21.25
	(to page 1, line 2.A.)